Filed by TKB Critical Technologies 1

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TKB Critical Technologies 1

SEC File No.: 001-40959

Date: January 24, 2023

Transcript of “AMA” (ask me anything) video to be posted on r/Wejo Subreddit, with responses to questions from Reddit users posed to Richard Barlow, CEO and Founder of Wejo Group Limited. Transcript has been edited for clarity only.

Q: Can you please clarify using simple terms the projected dilution of value for current retail investors with this upcoming merger? I just want to make sure it’s clear to retail investors what this merger means to valuation.

A: Hey JP, Thanks for the question. Wejo’s doing everything in its power to minimize dilution of the transaction. Given the challenging market conditions, it is hard to raise capital that won’t be dilutive based on the market’s current risk profile. This dilution is based specifically on Wejo’s volume weighted average price. There is a collar range $0.50 to $3, which impacts the level of dilution at both the low end and the high end of the range.

If our stock is trading at the low end of the collar range of $0.50, the dilution will be around 70%. If Wejo’s stock is trading in the high end of the collar range of $3, the dilution will be around 30%. It would be in the interest of all Wejo’s shareholders if Wejo’s share price trades at the high end of the range to minimize dilution.

At closing, Wejo will have a post-money enterprise value of between $153 million and $443 million. Pending mutual agreement of both TKB and WEJO.1

Q: Why not find buyers of WEJO common shares directly than ask the USCT trust funds to find them on the company’s behalf?

A: Thank you for your questions, Pedro and Tim. We absolutely have pursued other buyers of Wejo common shares and will continue to do so. The pursuit of this transaction allows us to demonstrate to the market that we have enough capital to weather this economic storm and focus investors on our strong revenue performance, which is up to 200 to 300% in 2022 versus 2021, and we believe that will be similar levels in 2023.

Q: Are there not significant frictions associated with the potential transaction which further reduce the likelihood of an accretive outcome: fees and expenses ($15 million per IP [the investor presentation], before any new capital is raised)?

A: As with any capital raising transaction, there are frictional costs that impact the level of capital raised. We recognize that and worked hard with TKB to reduce some of these costs.

1 The exchange ratio will be determined by dividing $11.25 by Wejo’s volume weighted price per share for the 15 consecutive trading days immediately preceding the second trading day prior to the TKB shareholders meeting to be held in connection with the business combination, subject to a minimum exchange ratio of 3.75 and a maximum exchange ratio of 22.50.

Q: Is there limited flexibility in pursuing other capital alternatives while this transaction pends closing, significant equity dilution from warrants and SPAC promote, and extension vote risks? The termination fee from the SPAC to the company of $4 million makes a lot of sense so would give credit for that component.

A: As you recall from the press release and on the business update call announcing this transaction, we are going to consider a number of additional funding initiatives in the short term to bridge until we actually close the business combination transaction. We’ve been focused on pushing forward other funding initiatives and will continue to do so.

Q: Can you elaborate on whether the strike price of the TKB public warrants will be adjusted in relation to the floating exchange rate?

A: Yes, the strike price for the TKB public warrants will be adjusted based on the floating exchange rate.

Q: How can you sleep at night?

A: So really interesting question. The leadership team, I myself, frankly the entire company, have been working tirelessly to generate results that drive shareholder value. We have been successful in a challenging economic environment, growing our revenue by 200 to 300% in 2022 and with the expectation doing similar growth in 2023. We continue to raise capital despite the capital markets being closed, and now we’ve embarked on an innovative strategy to create long term funding sources that give us capital that can position us until we reach cash flow breakeven.

Our incentives are fully aligned with the shareholders. There are not many companies that insiders own so much of the company. We completely understanding the frustrations of our shareholders with our share price, and we are frustrated too. As always, thank you for your questions. Please direct message me on Twitter or on LinkedIn or on these AMA channels, whether its Reddit or Discord or any other source of media. Thank you.

Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this communication are forward-looking statements. Forward-looking statements with respect to TKB Critical Technologies 1 (“TKB”), Wejo Group Limited (“Wejo” or the “Company”) and their potential business combination and related transactions (the “Potential Business Combination”), include statements regarding the anticipated benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Wejo and the markets in which it operates (including future market opportunities), Wejo’s projected future results, future financial condition and performance and expected financial impacts of the Potential Business Combination (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the Potential Business Combination and the level of redemptions of TKB’s public shareholders, and Wejo’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “opportunity,” “plan,” “potential,” “project,” “representative of,” “scales,” “should,” “strategy,” “valuation,” “will,” “will be,” “will continue,” “will likely result,” “would,” and similar expressions (or the negative versions of such words or expressions). Forward-looking statements are based on current assumptions, estimates, expectations, and projections of the management of TKB and Wejo and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Potential Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of TKB’s and Wejo’s securities, (ii) the risk that the Potential Business Combination may not be completed by TKB’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TKB, (iii) the failure to satisfy the conditions to the consummation of the Potential Business Combination, including the approval of the Potential Business Combination by the shareholders of TKB and Wejo, the satisfaction of the minimum trust account amount following any redemptions by TKB’s public shareholders (if applicable), the failure by Wejo to obtain the additional financing required to complete the Potential Business Combination, and the receipt of certain governmental and other third-party approvals (or that such approvals result in the imposition of conditions that could reduce the anticipated benefits from the Potential Business Combination or cause the parties to abandon the Potential Business Combination), (iv) the lack of a fairness opinion from Wejo in determining whether or not to pursue the Potential Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements relating to the Potential Business Combination, (vi) the effect of the announcement or pendency of the Potential Business Combination on Wejo’s business relationships, operating results, performance and business generally, (vii) risks that the Potential Business Combination disrupts current plans and operations of Wejo and the disruption of management’s attention due to the Potential Business Combination, (viii) the outcome of any legal proceedings that may be instituted against TKB or Wejo related to the Potential Business Combination, (ix) the ability to maintain the listing of the securities of the surviving entity resulting from the Potential Business Combination on a national securities exchange, (x) changes in the combined capital structure of TKB and Wejo following the Potential Business Combination, (xi) changes in the competitive industries and markets in which Wejo operates or plans to operate, (xii) changes in laws and regulations affecting Wejo’s business, (xiii) the ability to implement business plans, forecasts, and other expectations after the completion of the Potential Business Combination, and identify and realize additional opportunities, (xiv) risks related to the uncertainty of Wejo’s projected financial information, (xv) risks related to Wejo’s rollout of its business and the timing of expected business milestones, (xvi) risks related to Wejo’s potential inability to achieve or maintain profitability and generate cash, (xvii) current and future conditions in the global economy, including as a result of the impact of the COVID-19 pandemic, inflation, supply chain constraints, and other macroeconomic factors and their impact on Wejo, its business and markets in which it operates, (xviii) the ability of Wejo to maintain relationships with customers, suppliers and others with whom Wejo does business, (xix) the potential inability of Wejo to manage growth effectively, (xx) the enforceability of Wejo’s intellectual property, including its patents and the potential infringement on the intellectual property rights of others, (xxi) costs or unexpected liabilities related to the Potential Business Combination and the failure to realize anticipated benefits of the Potential Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions, (xxii) changes to the proposed structure of the Potential Business Combination that may be required or are appropriate as a result of applicable laws or regulations, (xxiii) the ability to recruit, train and retain qualified personnel, and (xxiv) the ability of the surviving entity resulting from the Potential Business Combination to issue equity or obtain financing.

The foregoing list of factors that may affect the business, financial condition or operating results of TKB and/or Wejo is not exhaustive. Additional factors are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), and further information concerning TKB and Wejo may emerge from time to time. In particular, you should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of (a) TKB’s (i) prospectus filed with the SEC on October 28, 2021, (ii) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 14, 2022, (iii) Forms 10-Q filed with the SEC on May 13, 2022, August 12, 2022 and November 12, 2022, (b) Wejo’s (i) Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 31, 2022 (as amended on April 11, 2022), (iii) Forms 10-Q filed with the SEC on May 16, 2022, August 15, 2022 and November 21, 2022, and (c) other documents filed or to be filed by TKB and/or Wejo with the SEC (including a registration statement on Form S-4 to be filed in connection with the Potential Business Combination). There may be additional risks that neither TKB nor Wejo presently know or that TKB and Wejo currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Readers are urged to consider these factors carefully in evaluating these forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. TKB and Wejo expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law, whether as a result of new information, future events, or otherwise. Neither TKB nor Wejo gives any assurance that either TKB, Wejo or the combined company will achieve its expectations.

No Offer or Solicitation.

This communication does not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This communication does not constitute either advice or a recommendation regarding any securities. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or exemptions therefrom.

NONE OF THE SEC NOR ANY OTHER SECURITIES COMMISSION OR SIMILAR REGULATORY AGENCY OF ANY OTHER U.S. OR NON-U.S. JURISDICTION HAS REVIEWED, EVALUATED, APPROVED, DISAPPROVED, PASSED UPON OR ENDORSED THE MERITS OF, THE POTENTIAL BUSINESS COMBINATION OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN, OR DETERMINED THAT THIS COMMUNICATION IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

To the fullest extent permitted by law, in no circumstances will TKB, Wejo or any of their respective subsidiaries, shareholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this communication, its contents (including the internal economic models), its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the Potential Business Combination, TKB and Wejo intend to file relevant materials with the SEC, including a registration statement on Form S-4, which will include a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all shareholders of TKB and Wejo. TKB and Wejo will also file other documents regarding the Potential Business Combination with the SEC. Before making any voting or investment decision, investors and security holders of TKB and Wejo are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Potential Business Combination as they become available because they will contain important information about the Potential Business Combination.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by TKB and Wejo through the website maintained by the SEC at www.sec.gov.

The documents filed by TKB with the SEC also may be obtained free of charge upon written request to TKB Critical Technologies 1,400 Continental Blvd, Suite 6000, El Segundo, CA 90245 or via email at ablatteis@tkbtech.com.

The documents filed by Wejo with the SEC also may be obtained free of charge upon written request to Wejo Group Limited, ABC Building, 21-23 Quay Street, Manchester, M3 4A or via email at investor.relations@wejo.com.

Participants in the Solicitation.

This communication may be deemed solicitation material in respect of the Potential Business Combination. TKB, Wejo and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from TKB’s or Wejo’s shareholders in connection with the Potential Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Potential Business Combination and their ownership of TKB’s or Wejo’s securities, as applicable, are, or will be, contained in their respective filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Potential Business Combination may be obtained by reading the proxy statement/prospectus regarding the Potential Business Combination when it becomes available. You may obtain free copies of these documents as described above.

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